Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Kindred Healthcare & ® GENTIVA ®
Better
Together
Greetings,
It has been about a week since we announced plans to combine the strengths of Kindred and Gentiva. We are working hard to ensure that this transition is as seamless as possible for everyone.
We know there are many questions about what the integration will mean for current Gentiva employees, so as we shared when we announced the merger, this Better Together newsletter will serve as a forum for us to communicate updates and information as well as to answer any of your questions.
By bringing together these two strongly-aligned organizations and our dedicated and compassionate teams of caregivers, we will deliver on the Mission of both companies as we deliver high quality, patient-centered, coordinated care at home and across the continuum for more than one million patients each year.
We want to let you know that the integration teams for Kindred and Gentiva are being finalized and the next step will be for the joint teams to meet and agree upon the roadmap that will help guide activities and decisions for the next several months until the transaction is complete.
In our initial Better Together newsletter, we let you know about the email address that is dedicated for you to submit any and all questions you may have: GentivaBetterTogether@kindred.com. So far we have received some good questions, and we want to assure you that our commitment is to address them on a timely basis as best we can.
October 16, 2014
KINDRED HEALTHCARE’S MISSION is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve.
OUR KEY SUCCESS FACTORS

•	Take Care of Our People
•	Take Care of Our Patients, Residents and Customers
•	Grow
•	Be Efficient
•	Manage Our Capital Wisely
•	Organizational Excellence Through Performance Improvement

Gentiva’s Mission is to improve quality of life and patient independence through the delivery of compassionate care and uncompromising service.

Kindred Healthcare & ® GENTIVA ®
Better Together
Before we respond to those questions we have received so far, we want to thank you for your hard work and dedication to your patients. We also want to remind everyone that until the closing is complete, from a legal and business perspective Kindred and Gentiva will continue to operate as two separate and independent companies.
Now, we’d like to respond to some of the questions that have been raised:
How is this merger good for our patients and referral sources?
We believe that by joining together, we can create the leading provider of integrated care that has the strength and clinical expertise to improve patient outcomes, smooth care transitions between settings and create a recovery that supports wellness and independence at home. We know that our companies are well aligned in our Missions and in our collective commitment to serving our patients, being strong partners with our referral sources and in creating exciting opportunities for our employees.
What happens to my Gentiva stock at the time of close?
Under the terms of the agreement, Gentiva shareholders will receive $14.50 per share in cash and $5.00 of Kindred common stock (which equates to 0.257 shares of Kindred common stock based upon an agreed upon fixed exchange ratio). We value your investment in Gentiva and your continued support in Kindred.
Will our PTO change in regards to having less vacation than what Gentiva provided to us?
Gentiva employees will continue with Gentiva’s healthcare benefits plan through the end of 2015. This also applies to your PTO program. The number of hours you earn, the maximum sick bank you may maintain, when and what amount of time rolls over, and how you use the time, will not change in 2015.
Over the next several months, we will begin the process of reviewing not only the benefit programs, but all HR programs, with the goal of harmonizing the programs in 2016. As we move through this process we will provide updates and more information.
I currently work full-time with Gentiva and PRN for Kindred/RehabCare – as an employee of both organizations, how will this merger impact me in terms of time of service, status, benefits/401K, etc?
First off, thank you for your service to both companies and yes, for now, you can continue to work for both companies! At this point, subject to applicable regulations, our plan after we combine the companies is that Kindred will honor your earliest date of current service with either company, so long as there was no significant break in service, for the purposes of seniority and benefits.
Will we be retaining the Gentiva brands in our market?
We recognize the tremendous value of all of the Gentiva brands. The Gentiva family of companies will continue to operate their business as usual. A key part of the integration team’s focus will be how to best operate the combined company, including branding decisions. First and foremost, our goal is to eliminate confusion to our patients and referral sources. Once we have a clearer picture of what branding efforts will look like after we combine the companies, we will share it with you.

Kindred Healthcare & ® GENTIVA ®
Better Together
In the press release, it stated that Gentiva’s Atlanta Headquarters would move to Kentucky. Would that include the FSU and Corporate? Would Kansas FSU remain as is?
The headquarters of the combined company will be located in Louisville, KY. However, the combined company will maintain a significant presence in Atlanta, Kansas City and Austin. In addition, we plan to maintain Gentiva’s financial service units (FSUs) in both Atlanta and Kansas City.
How will the acquisition affect both companies contracts with payers and vendors once the transaction is completed during the 1st quarter of 2015?
The integration team will be reviewing and assessing all vendor relationships and contracts and we will be providing updates and information as it is available.
In addition, there should be minimal to no impact to the payer contracts once the transaction is completed during the first quarter of 2015. However, the integration teams will be reviewing all payer contracts to ensure continuity of care within integrated markets and we will provide any updates as needed.
Does Kindred intend to embrace Gentiva Specialty Programs?
Kindred recognizes the significant value of Gentiva’s specialty programs and understands that the clinicians who work in these programs bring tremendous knowledge, commitment and capabilities. It is our intention to combine the strengths of both organizations and share the talents, expertise and best practices of our teams. We will provide updates and information as it is available.
As an employee of Girling Home Health, we have seen many changes since we were acquired by Harden Healthcare and most recently by Gentiva last year. What kind of changes can we expect in terms of name changes or different EMR systems?
Our goal is to make the transition as seamless and easy for our patients and our care giving teams. There will be no interruption in the delivery of care and services that your patients rely on. In terms of name changes and different operating systems, including electronic medical records, these are items that will be reviewed and assessed carefully and thoughtfully by our integration teams, and when we have more information we will provide updates.
Once again, thank you for your support and continued patience as we move through this process. Our integration teams will be addressing many details over the next several months in order to make the transition in bringing our two companies together as smooth as possible. As a reminder, we encourage you to submit any questions you may have to GentivaBetterTogether@kindred.com, so that we may communicate with you openly and transparently.
Warm Regards,
Ben Breier
President and COO of Kindred Healthcare
Jon Rousseau
President, Kindred at Home, Kindred Healthcare
David Causby
President and COO of Gentiva

Kindred Healthcare & ® GENTIVA ®
Better Together
Forward-Looking Statements
This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.
Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).
Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.
In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.
Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.
Participants in Solicitation
Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.